SEC FILE NUMBER: 001-40511

CUSIP NUMBER: 62464R109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K
	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended: June 30, 2021

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: Not applicable.

PART I -- REGISTRANT INFORMATION

MOVING IMAGE TECHNOLOGIES, INC.

Full Name of Registrant

N/A

Former Name if Applicable

17760 Newhope Street

Address of Principal Executive Office (Street and Number)

Fountain Valley, California 92075

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Moving iMage Technologies, Inc. (the “Company”) will not be able to file its Annual Report on Form 10-K for the year ended June 30, 2021 (the “2021 Form 10-K”) within the prescribed time without unreasonable effort or expense. This is the first Form 10-K to be filed by the Company subsequent to its initial public offering and required more than anticipated efforts for which additional time is needed. The Company currently expects to file the 2021 Form 10-K within the fifteen-day extension period provided under Rule 12b-25 of the Securities Exchange Act of 1934, as amended.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Phil Rafnson, President and Chief Executive Officer	714	751-7998
Name	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company currently anticipates net revenues of $7.25 million for the year ended June 30, 2021 compared to net revenues of $16.37 million for the prior fiscal year due to the impact of COVID-19 on the exhibition industry, and gross profit of $1.7 million for the year ended June 30, 2021 compared to $4.3 million for the prior fiscal year. As a percentage of total revenues, gross profit decreased to 23.3% for the year ended June 30, 2021 from 26.5% for the prior year. The decrease in gross margin as a percentage of revenues was driven primarily by product mix, as higher margin parts and services, revenues made up a smaller percentage of total revenues. The Company also expects a net loss of $(1,042) million for the year ended June 30, 2021 compared to a net loss of $(.883) million for the prior year. This increase in net loss was driven by lower revenue and related lower margins, partially offset by increase in other income.

MOVING IMAGE TECHNOLOGIES, INC.

(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	September 29, 2021	By:	/s/ Phil Rafnson
Phil Rafnson
President and Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other fully authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.